                                                                     EXHIBIT 8.2

                                                         [date]


To the Addressees listed
  on Schedule I hereto

      Re:   Advanta Mortgage Loan Trust Mortgage Backed Notes

Ladies and Gentlemen:

            We have acted as special tax counsel in connection with the issuance and delivery of certain notes denominated as Advanta Mortgage Loan Trust [Trust] Class [A] Mortgage Backed Notes (the "Notes"). The Notes will be issued pursuant to an Indenture, dated as of [______________, _____] (the "Indenture") between the Trust and the Indenture Trustee. Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Indenture.


            As special tax counsel, we have examined such documents as we have deemed appropriate for the purposes of rendering the opinions set forth below, including the following: (a) an executed copy of the Indenture and the exhibits attached thereto and (b) the Prospectus, dated [_____________, _____] and the Prospectus Supplement, dated [______________, _____] (the Prospectus and the Prospectus Supplement, collectively, the "Prospectus").

            In our examination we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents.

            We have examined the question of the proper treatment of the Notes for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, all of which could apply retroactively. The opinion of special tax counsel is not binding on the courts or on the Internal Revenue Service (the "IRS").

            Based on the foregoing and such legal and factual investigations as we have deemed appropriate, while no transaction closely comparable to that contemplated has been the subject of any Treasury regulation, revenue ruling or judicial decision, and therefore the matter is subject to interpretation, we are of the opinion that:

            (1) The portion of the Notes consisting of the right to receive payments of interest at the Note Formula Capped Rate for each Class will properly be treated as indebtedness for federal income tax purposes;

            (2) The portion of the Notes consisting of the right to receive interest in excess of the Note Formula Capped Rate and up to the Note Interest Rate for each Class (the "Available Funds Amount") will be treated as a notional principal contract as defined in Treasury regulations under section 446 of the Internal Revenue Code;

            (3) The Trust will not be constitute an association (or a publicly traded partnership) taxable as a corporation or a taxable mortgage pool for federal income tax purposes; and

            (4) The statements contained in the Prospectus and the Prospectus Supplement under the caption "Material Federal Income Tax Consequences" insofar as they constitute matters of law or legal conclusions with respect thereto, have been prepared by us and are correct in all material respects.


                                          Very truly yours,


                                          /s/ Dewey Ballantine LLP

SCHEDULE I

[Addressees]